Exhibit 99.2

UPENDRA SHUKLA
B. Com., F. C. S.
Company Secretary

504, Navkar,
Nandapatkar Road,
Vile Parle East, Mumbai - 400 057.
Resi : 2611 8257
Mob.: 98211 25846
E-mail : ucshukla@rediffmail.com

Shri Navin Agrawal
Chairman
Vedanta Limited
1st Floor, C wing, Unit 103, Corporate Avenue
Atul Projects, Chakala, Andheri (East)
Mumbai 400 093

Dear Sir,

Sub: Combined Report on E-voting and voting by Ballot conducted at 53rd Annual General Meeting of Vedanta Limited.

1) As per the provisions of Section 108 of the Companies Act, 2013 read with the Rule 20 of the Companies (Management and Administration) Rules, 2014 as also Regulation 44 (1) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company had provided the facility of e-voting to the Shareholders to cast their votes electronically on all the resolutions proposed in the notice of 53rd Annual General Meeting.

2) In line with the provisions of the Companies Act, 2013 and in term of the clarifications issued by MCA, voting by show of hands is not permitted at the general meeting where e-voting has been offered to the Shareholders. Therefore, at the 53rd Annual General Meeting of the Company, voting was announced by the Chairman and was conducted by means of Ballot.

3) I, Upendra C. Shukla, Practising Company Secretary, was appointed as the Scrutinizer by the Company to scrutinize the electronic voting process. I was also appointed as Scrutinizer to scrutinize the voting by means of Ballot at the 53rd Annual General Meeting (AGM). The said appointment was for ascertaining the requisite majority on e-voting as also on Ballot carried out for the resolutions proposed to be passed at the 53rd AGM of the Shareholders of the Company, held on Friday, the 24th August, 2018.

4) M/s. Karvy Computershare Pvt. Ltd., the Registrar and Share Transfer Agents of the Company, provided all the requisite data of the shareholders eligible for voting.

5) My responsibility as a scrutinizer for voting on Ballot, is also to make a Combined Report on the votes cast 'in favour' or 'against' the resolutions placed before the 53rd AGM of the Company.

6) Based on the reports generated from the e-voting system provided by M/s. Karvy Computershare Pvt. Ltd. and also votes cast on Ballot, I submit the consolidated results of the e-voting and the Ballot as under:

Vedanta Limited

UPENDRA C. SHUKLA
F.C.S.-2727
C.P. - 1654
MUMBAI
COMPANY SECRETARY

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C-90, Snehadhara, Dadabhai Cross Road No.3, Vile Parle West, Mumbai - 400 056. Tel.: 2624 3350

UPENDRA SHUKLA

: 2 :

Resolution No. 1: Ordinary Resolution: Adoption of (a) the Audited Financial Statements of the Company for the financial year ended March 31, 2018 and the reports of the Board of Directors and Auditors thereon; and (b) the audited consolidated financial statements of the Company for the financial year ended March 31, 2018 and the report of Auditors thereon.

	In favour of the Resolution			**Against the Resolution**			**Abstain**	
	No. of Ballot/ Response received	No. of votes cast	% of votes cast	No. of Ballots/ Response received	No. of votes cast	%of votes cast	No. of Ballot/ Response	No. of shares/ votes
E-voting	997	2842920613	99.975	8	702780	0.025	38	31436162
Ballot	102	256412	99.767	1	600	0.233	0	0
Combined	1099	2843177025	99.975	9	703380	0.025	38	31436162

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 2: Ordinary Resolution: Confirmation to the payment of First Interim Dividend of Rs.21.20 per Equity Share for the financial year ended March 31, 2018; and (b) To confirm the payment of Preference Dividend @ 7.5% on Non-cumulative Non-convertible Redeemable Preference Shares for the financial year ended March 31, 2018.

	In favour of the Resolution			**Against the Resolution**			**Abstain**	
	No. of Ballot/ Response received	No. of votes cast	% of votes cast	No. of Ballots/ Response received	No. of votes cast	%of votes cast	No. of Ballot/ Respon se	No. of shares/ votes
E-voting	1020	2901667714	100	8	964	Negligible	17	702692
Ballot	102	256412	99.767	1	600	0.233	0	0
Combined	1122	2901924126	99.999	9	1564	Negligible	17	702692

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 3: Ordinary Resolution: Appointment of Mr. G.R. Arun Kumar (DIN: 01874769), who retires by rotation and being eligible, offers himself for re-appointment as a Director.

	In favour of the Resolution			**Against the Resolution**			**Abstain**	
	No. of Ballot/ Response received	No. of votes cast	% of votes cast	No. of Ballots/ Response received	No. of votes cast	%of votes cast	No. of Ballot/ Respon se	No. of shares/ votes
E-voting	996	288520975	99.547	28	13132110	0.453	21	718285
Ballot	101	256312	99.728	2	700	0.272	0	0
Combined	1097	2888777287	99.547	30	13132810	0.453	21	718285

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

UPENDRA C. SHUKLA COMPANY SECRETARY F.C.S.-2727 C.P.-1654 MUMBAI

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UPENDRA SHUKLA
Resolution No. 4: Ordinary Resolution: Re-appointment of Mr. Navin Agarwal (DIN: 00006303) as the Whole-time Director of the Company for a period of 5 years with effect from August 01, 2018.
In favour of the Resolution Against the Resolution Abstain
No. of No. of votes % of No. of No. of %of No. of No. of
Ballot/ cast votes Ballots/ votes cast votes Ballot/ shares/
Response cast Response cast Response votes
received received
E-voting 922 2848692001 98.175 101 52960785 1.825 24 718584
Ballot 102 256412 99.767 I 600 0.233 0 0
Combined 1024 2848948413 98.175 102 52961385 1.825 24 718584
Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.
Resolution No. 5: Special Resolution: Re-appointment of Ms. Lalita D. Gupte (DIN: 00043559) as an Independent Director for a second and final term effective from January 29, 2018 to August 10, 2021.
ln favour of the Resolution Against the Resolution Abstain
No. of No. of votes % of No. of No. of %of No. of No. of
Ballot/ cast votes Ballots/ votes cast votes Ballot/ shares/
Response cast Response cast Response votes
received received
E-voting 917 2838077468 97.809 108 63575604 2.191 21 718298
Ballot 102 256412 99.767 1 600 0.233 0 0
Combined 1019 2838333880 97.809 109 63576204 2.191 21 718298
Since combined number of votes cast in favour of the resolution is more than three times the votes cast against the resolution, the said special resolution may be declared passed.
Resolution No. 6: Special Resolution: Re-appointment of Mr. Ravi Kant (DIN: 00016184) as an Independent Director for a second and final term effective from January 29, 2018 to May 31, 2019.
In favour of the Resolution Against the Resolution Abstain
No. of No. of votes % of No. of No. of %of No. of No. of
Ballot/ cast votes Ballots/ votes cast votes Ballot/ shares/
Response cast Response cast Response votes
received received
E-voting 992 2888654850 99.552 30 12998098 0.448 23 718422
Ballot 99 253417 98.601 4 3595 1.399 0 0
Combined 1091 2888908267 99.552 34 13001693 0.448 23 718422
Since combined number of votes cast in favour of the resolution is more than three times the votes cast against the resolution, the said special resolution may be declared passed.
Resolution No. 7: Ordinary Resolution: Appointment of Mr. U.K. Sinha (DIN: 000 1 0336) as an Independent Director for a term effective from March 13, 2018 till August 10, 2021.
In favour of the Resolution Against the Resolution Abstain
No. of No. of votes % of No. of No. of %of No. of No. of
Ballot/ cast votes Ballots/ votes cast votes Ballot/ shares/
Response cast Response cast Response votes
received received
E-voting 1000 2901647047 100 21 6939 Negligible 24 717384
Ballot 100 253517 98.640 3 3495 1.360 0 0
Combined 1100 2901900564 100 24 10434 Negligible 24 717384

UPENDRA SHUKLA

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.
Resolution No. 8: Ordinary Resolution: Re-appointment of Mr. Tarun Jain (DIN: 00006843) as the Whole-time Director of the Company for a period of April 1, 2018 to March 31, 2019.
In favour of the Resolution Against the Resolution Abstain
No. of No. of votes % of No. of No. of %of No. of No. of
Ballot/ cast votes Ballots/ votes cast votes Ballot/ shares/
Response cast Response cast Response votes
received received
E-voting 998 2889483031 99.581 26 12169959 0.419 21 718380
Ballot 102 256412 99.767 1 600 0.233 0 0
Combined 1100 2889739443 99.581 27 12170559 0.419 21 718380
Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.
Resolution No. 9: Ordinary Resolution: To ratify the remuneration of Cost Auditors for the financial year ended March 31, 2019.
In favour of the Resolution Against the Resolution Abstain
No. of No. of votes % of No. of No. of %of No. of No. of
Ballot/ cast votes Ballots/ votes cast votes Ballot/ shares/
Response cast Response cast Response votes
received received
E-voting 994 2896103629 99.809 29 5551391 0.191 22 716350
Ballot 102 256412 99.767 1 600 0.233 0 0
Combined 1096 2896360041 99.809 30 5551991 0.191 22 716350
Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.
Resolution No. 10: Special Resolution: Offer / invitation to subscribe the Non-Convertible Debentures or other Debt Securities up to Rs.20,000 crore on a Private Placement basis.
In favour of the Resolution Against the Resolution Abstain
No. of No. of votes % of No. of No. of %of No. of No. of
Ballot/ cast votes Ballots/ votes votes Ballot/ shares/
Response cast Response cast cast Response votes
received received
E-voting 993 2901727965 100 35 11017 Negligible 18 632388
Ballot 100 256452 99.782 3 560 0.218 0 0
Combined 1093 2901984417 100 38 11577 Negligible 18 632388
Since combined number of votes cast in favour of the resolution is more than three times the votes cast against the resolution, the said special resolution may be declared passed.
7) Out of 107,2 ballot papers were found invalid.
5/

UPENDRA SHUKLA

8) It is specifically pointed-out that in case of e-voting some of the shareholders partially cast their votes in favour and partially against the resolution.
9) A list of Equity Shareholders, who voted through e-voting and through Ballot is kept ready for handing over to the Company Secretary.
I0) Ballot papers and all other relevant records were sealed and are kept ready for handing over to the Company Secretary.
Thanking you,
Yours faithfully,
(U.C. SHUKLA)
Dated: August 24,2018
Place: Mumbai